Exhibit 12.2

CCH II, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Nine Months Ended September 30,
	2008	2007

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(147)	$(344)
Fixed Charges	788	764

Total Earnings	641	$420

Fixed Charges
Interest Expense	$766	$744
Amortization of Debt Costs	17	15
Interest Element of Rentals	5	5

Total Fixed Charges	$788	$764

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the nine months ended September 30, 2008 and 2007 were insufficient to cover fixed charges by
$147 million and $344 million, respectively. As a result of such deficiencies, the ratios are not presented above.